Exhibit 12.1

Amounts presented in thousands

Six Months Ended April 30, 2017
Earnings (loss):

Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(26,923)

Add:

Fixed Charges	6,550

Amortization of previously capitalized interest	-

Less:

Preferred dividends	1,600

Interest capitalized in the period	-

Non-controlling interest in loss that have not incurred fixed charges	-

Loss as adjusted	$(22,073)

Fixed charges:

Interest expense incurred including capitalized interest	$4,677

Estimate of interest within rental expense (a)	273

Preferred dividends	1,600

Total fixed charges	$6,550

Ratio of earnings to fixed charges	N/A

Coverage deficiency	$28,523

(a) One-third of rent expense is the portion deemed representative of the interest factor for the six months ended April 30, 2017.